Goodwin Procter llp Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333
October 5, 2010
VIA EDGAR AND HAND DELIVERY
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Tom Jones

Re:	L&L Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 File No. 333-168949 (the “Registration Statement”)
Dear Mr. Jones,
     On behalf of our client, L&L Acquisition Corp. (the “Company”), please find attached hereto three marked copies and three clean copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated September 16, 2010. Below we have noted the comments from the Staff in bold face type and the responses in regular type. Page number references are to the marked copy of Amendment No. 1 enclosed herewith (which has been marked against the initial draft of the Registration Statement filed with the SEC on August 20, 2010).
     The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.
Fee Table
1.	Please clarify whether your fee calculation for the firm-commitment offering is based on Rule 457(a) or Rule 457(o).

Response: We respectfully advise the Staff that the fee calculation for the firm-commitment offering is based on Rule 457(a). We have restated the Fee Table in Amendment No. 1 to reflect this clarification.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

Prospectus
2.	Please confirm that any preliminary prospectus you circulate will be filed on EDGAR as part of a registration statement and will include all non-Rule 430A information. This includes information like that currently in blank on page 7. We may have further comments when you provide all required information, including all exhibits.

Response: We confirm, on the Company’s behalf, that any preliminary prospectus circulated by the Company will be filed on EDGAR as part of a registration statement and will include all non-Rule 430A information.
Prospectus Cover Page
3.	We note the disclosure that the warrants are redeemable. Please expand the title of the warrants to refer to the redemption feature.

Response: The Company respectfully notes the Staff’s comment. However, the Company does not believe this change is necessary. Historically, blank check companies conducting offerings of units containing warrants that were redeemable have not described the warrants in such transactions as “redeemable warrants.” The Company believes that labeling the warrants in this offering as “redeemable warrants” may confuse investors who have become accustomed to seeing the warrants in similar blank check offerings simply entitled “warrants”. The Company is concerned that making such a change could lead these investors to conclude that the warrants being offered by the Company are somehow different in nature, which they are not. Indeed, the Company believes that the term “redeemable warrants” typically is used where the warrants are redeemable at the option of the holder for cash. Here, the warrants are only mandatorily redeemable by the Company under the circumstances specified in the prospectus. For these reasons, the Company has not made the requested change.

4.	Please revise your cover page substantially to comply with Rule 420(a), Rule 421 and the one-page requirement in Item 501(b) of Regulation S-K.

Response: The Company has revised the cover page in response to the Staff’s comment.

5.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus, if any.

Response: The Company respectfully notes the Staff’s comment. However, at this time, the Company does not intend to use in the prospectus any graphics, maps, photographs, or related captions or other artwork. If the Company should later decide to use any of these items, they will be provided in a subsequent submission for the Staff’s review.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

6.	Please revise your footnote 1 to clarify the amounts to be paid to underwriters upon completion of the offering.

Response: In response to the Staff’s comment, the Company has clarified footnote 1 to state the amounts to be paid to underwriters upon completion of the offering.
Prospectus Summary
7.	The amount of detail you include in your 20-page summary overwhelms the most significant aspects of the offering. Do potential investors need this degree of detail in the summary? Also, much of this detail is repeated, often word for word in different parts of the summary and then later in the prospectus. In the summary, you must carefully consider and identify those aspects of the offering that are the most significant and determine how to highlight those points, in clear, plain language. Please revise.

Response: The Company has revised the summary in response to the Staff’s comment.

8.	We note the extensive use of defined terms in the ten bullet points at the beginning of the summary. Please avoid reliance on defined terms.

Response: The Company has revised the bullet points at the beginning of the summary in response to the Staff’s comment.

9.	We note your disclosure on the prospectus cover page, page 2, page 54 and page 60 that you “will not effect a business combination with another blank check company or similar type of company.” It is unclear how this restriction will apply. Does this mean you will not acquire a blank check company, or you will not join with a blank check company to acquire a business? Please revise or advise.

Response: The Company has deleted this reference on the cover page as part of its effort to address Staff comment 4 above. The Company has revised the disclosure on pages 1, 51 and 57 in response to the Staff’s comment to make it clear that the Company will not acquire a blank check company.
Our Business, page 1
10.	We note your risk factor on page 31 that, unlike many other blank check companies, you are not required to consider a target’s valuation when entering into a transaction. Please describe this fact here in your discussions of your potential targets.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

11.	In your disclosure in the first, second and third full paragraphs on page 2 you describe management’s experience and achievements. Please ensure that your disclosure in the summary is balanced by disclosing with equal prominence any material negative aspects of this experience. Please revise your disclosure here accordingly.

Response: The Company has revised the disclosure, which now appears on page 1 and 2, in response to the Staff’s comment. The Company believes that the disclosure in the three referenced paragraphs is accurate and balanced and that there are no material negative aspects of the referenced experience that are required to be disclosed.

12.	In your disclosure in the last paragraph on page 3 you describe what happens after 18 months from the closing of this offering. With a view towards disclosure, please clarify whether the sponsors, officers and directors could seek to extend that time period, through a shareholder vote or otherwise.

Response: In an effort to address Staff comment No. 7 above, the Company has removed this paragraph from the prospectus. The Company has filed its Form of Amended and Restated Certificate of Incorporation (the “Amended Charter”) as Exhibit 3.1 to Amendment No. 1. As disclosed in a risk factor on page 34 and in the description of the Amended Charter on page 96, the Amended Charter provides that its provisions related to pre-business combination activity, including those concerning what happens after 18 months from the closing of the offering, may be amended only if approved by holders of at least 65% of the Company’s outstanding common stock. The Company has added disclosure on pages 15, 34, 68, 71 and 91 stating that the Company views the provisions related to its pre-business combination activity as obligations to its stockholders and will not take any action to amend or waive these provisions except in connection with the consummation of its initial business combination.

13.	We note your disclosure in the last paragraph on page 4 that LLM Capital Partners LLC, LLM Structured Equity Fund, L.P., LLM Investors L.P. and your officers and directors have granted a right of first refusal with respect to any company in the healthcare industry whose enterprise value is $50 million or more. With a view towards disclosure, please tell us why these agreements are limited to these entities and does not cover any individuals who may be officers or employees of these entities. We may have further comment after these agreements are filed as an exhibit.

Response: Each of the Company’s officers and directors has, in fact, agreed that until the earliest of the Company’s initial business combination, 18 months after the closing of the offering or such time as he ceases to be an officer or director, to present to the Company, for its consideration, prior to the presentation to any other entity, any business opportunity with an enterprise value of $50 million or more, subject to any pre-existing fiduciary or contractual obligations he might have. Certain of our officers and directors currently have such fiduciary or contractual obligations to entities other than the Company, including to LLM Capital Partners LLC, LLM Structured Equity Fund, L.P. and LLM Investors L.P. (the “LLM Entities”). In order to seek to

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

minimize conflicts with the LLM Entities, each of the LLM Entities has granted the Company a “right of first refusal” with respect to an acquisition of any company or assets in the healthcare industry whose enterprise value is $50 million or more. As a result, the Company’s officers and directors who otherwise would have been required to present such opportunities to the LLM Entities will instead be required to present such opportunities to the Company. There is no need to extend these agreements to individuals who are officers or employees of the LLM Entities because the sole purpose of the right of refusal agreements is to remove the fiduciary or contractual obligations so that the Company’s officers and directors are not inhibited in any way from presenting opportunities to the Company to the extent of their fiduciary duties to the LLM Entities. This is accomplished by the LLM Entities executing such an agreement.
Anticipated expenses and funding, sources, page 12
14.	We note you state “loans may be convertible into warrants of the post business combination entity at a price of $0.50 per warrant at the option of the lender.” Please tell us why you have included this disclosure if the terms of the loans have not been determined. Please tell us why you believe this provision in a loan to your affiliates is necessary if loans are at market rates as you disclose.

Response: In order to address the Staff’s comment, the Company has revised the disclosure on page 11 and elsewhere in the prospectus to indicate that the loans will be interest-free, will have no recourse against the trust account, and will be due 18 months following the closing of this offering or earlier upon the consummation of an initial business combination. Accordingly, the Company believes that the $0.50 conversion rate is appropriate, and is consistent with terms in other blank check offerings that have permitted the lenders to convert the outstanding loan amount into warrants at a conversion price equal to the purchase price for the sponsor warrants purchased in connection with the offering. This is precisely what the Company is proposing be done in this offering.
Redemption rights for public stockholders upon completion of our initial business combination, page 14
15.	We note your disclosure regarding redemptions if you complete your initial business combination and the subsequent statement regarding the initial amounts in the trust account. Please tell us why you believe it is appropriate to cite these initial amounts here, rather than amounts that redeeming shareholders are likely to receive after an acquisition.

Response: The Company believes it is appropriate to cite these initial amounts here, rather than potentially different amounts that redeeming shareholders may receive, because the amounts cited here are known amounts that represent the minimum amounts that redeeming shareholders will receive. The Company believes that from a disclosure perspective it is important for investors to at least know the minimum, or baseline, amounts that will be available in the trust account after the initial business combination. The actual amounts that will be available at such time are

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

currently unknown to the Company. Therefore, the most accurate disclosure is the minimum amount that is disclosed in the prospectus.

16.	We note your disclosure regarding using 88% redemption threshold. With a view towards disclosure, please tell us how you selected this particular amount.

Response: We respectfully advise the Staff that the Company is structured to fall outside the “blank check company” definition contained in SEC Rule 419. Accordingly, the Company will file a Current Report on Form 8-K after it completes this offering indicating that its net tangible assets exceed $5 million, showing that it does not fall within the purview of Rule 419. In order to be able to file such an 8-K, the Company must be able to show immediately after the completion of the offering that it has at least $5 million in net tangible assets. Any cash held by the Company that would be required to be paid to stockholders in redemption of their shares in connection with the Company’s initial business combination cannot be counted as assets. Thus, the Company can only allow such number of shares to be redeemed that, if so redeemed, would leave the Company with more than $5 million in net tangible assets after the redemption. Allowing redemptions of 88% of the shares would leave the Company with cash in excess of $5 million.

17.	Please tell us whether investors can elect to have only part of their holdings redeemed, or whether they have to have all of their holdings redeemed.

Response: We respectfully advise the Staff that, in connection with a business combination, investors may elect to have only a portion of their holdings redeemed, but if the Company is unable to complete a business combination within 18 months from the closing of this offering, then all of the investors’ shares will be redeemed.

18.	Please disclose how long it will take for redeeming shareholders to receive their redemption payment.

Response: We respectfully advise the Staff that the Company will notify the trustee of the trust account to begin liquidating the assets contained in the trust account promptly after the Company is required to liquidate in accordance with Delaware law and anticipate it will take no more than two business days to effectuate such distribution. The Company has added disclosure to this effect on pages 14, 20, 69, 70, 76, 91, 95 and elsewhere in the prospectus.
Redemption payments and limitations if we hold a stockholder vote, page 16
19.	Please tell us whether this provision regarding paying interest to shareholders who vote for your transaction is contained in your charter documents as we note you have not filed any charter documents to date. Also, with a view towards disclosure please provide us your analysis of whether this provision creates any risk under state law.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

Response: We respectfully advise the Staff that the provision regarding paying interest to shareholders who vote in favor of the initial business combination is contained in the Amended Charter, a form of which is attached to Amendment No. 1 as Exhibit 3.1. The Company has conferred with local Delaware counsel, Richards, Layton & Finger, on this issue and they confirmed after receipt of the comment letter, that the payment of different amounts as provided for in the Amended Charter is permissible under the General Corporation Law of the State of Delaware. In addition, the Company has added a risk factor on page 31 addressing the Staff’s comment.

20.	With a view towards disclosure, please tell us how the interest from the trust is used if investors vote against the transaction or there is no transaction approved in the 18 months.

Response: We respectfully advise the Staff that assuming the Company’s initial business combination is completed, stockholders voting against the business combination and electing to exercise their redemption rights shall not be entitled to receive, as part of their pro rata share of the cash in the trust account, amounts representing interest earned on the trust account. Rather, that interest will remain in the Company and be used for general corporate purposes. If the initial business combination is not completed within 18 months from the closing of this offering, then all public shareholders of the Company will receive their pro rata share of the cash in the trust account including any interest contained therein (net of franchise and income taxes payable).
Redemption of common stock and dissolution and liquidation, page 17
21.	We note you have not filed a significant number of exhibits. Please tell us which exhibit reflects the agreement mentioned in:
•	the first sentence in this section;

•	the first sentence in the third paragraph of this section; and

•	the fourth sentence of the fifth paragraph of this section.
After filing the appropriate exhibits, we may have further comment.

Response: We respectfully advise the Staff as follows:

1. The agreement mentioned in the first sentence of the referenced section appears in Section FIFTH (f) of the Amended Charter, attached to Amendment No. 1 as Exhibit 3.1.

2. The agreement mentioned in the first sentence in the third paragraph of this section appears in Paragraph 3 of the Form of Letter Agreement between the Company and each initial stockholder, attached to Amendment No. 1 as Exhibit 10.11.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

3. The agreement mentioned in the fourth sentence of the fifth paragraph of this section appears in Paragraph 4 of the Form of Letter Agreement between the Company and each initial stockholder, attached to Amendment No. 1 as Exhibit 10.11.
Determination of Offering Price, page 20
22.	Please clarify whether the statements in this paragraph are based on the total amount of this offering or the amount after potential redemptions.

Response: The Company has revised the disclosure on page 16 in response to the Staff’s comment in order to clarify that such statements are based on the total amount of proceeds raised from this offering and from the sale of the sponsor warrants without giving effect to potential redemptions.
Summary Financial Data, page 21
23.	Please revise footnote (1) herein to better explain how the adjustment was calculated and determined. Also, given that page 71 indicates “If we do not consummate our initial business combination within such 18-month period, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible, redeem 100% of our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account (including interest), less franchise and income taxes payable...”, specifically tell us why the amount currently included in the “as adjusted” column labeled as “Value of common stock which may be redeemed” is appropriately calculated based on the referenced page 71 disclosures. Finally, please tell us your consideration of the guidance at FASB ASC 480-10-S99 when you determined the amount of the referenced adjustment.

Response: The Company has revised footnote (1) in response to the Staff’s comment in order to better explain how the adjustment was calculated and determined. The adjustment in footnote (1) on the Summary Financial Data on page 18 was calculated using the maximum allowable public share redemption that would not require a mandatory liquidation as described on page 35 of the prospectus. The Company calculated 88% of the 5,000,000 outstanding shares (4,400,000) and multiplied this by the pro rata share value of $9.85 as calculated in the Use of Proceeds on page 43. This calculated amount of $43,340,000 is listed as “Value of common stock which may be redeemed.” The remainder of the Stockholders’ Equity ($6,277,250) is listed as permanent equity in accordance with the guidance at FASB ASC 480-10-S99-3A, paragraph 3.f, “Certain redemptions upon liquidation events.”
Risk Factors, page 22
24.	We note the disclosure on page 2 that you may acquire a non-United States business. Please add risk factors to explain the implications to investors.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

Response: The Company respectfully notes the Staff’s comment. However, as disclosed on page 1, the Company’s primary search for acquisition targets will focus on domestic operating businesses. Acquiring a non-United States business is not the Company’s primary objective, nor is it the Company’s intent to do so. Given that the risks associated with any such non-United States business acquisition would depend largely upon the type of such business, its location and various other factors not currently known to the Company, the Company believes that any additional risk factors included in the prospectus would be merely speculative and not descriptive of any specific risk associated with a possible non-United States acquisition. For this reason, the Company respectfully submits that additional risk factor disclosure of the possible acquisition of a non-United States business is unnecessary at this time. However, the Company will add appropriate risk factor disclosure relating to the actual target of an acquisition if, and when, either proxy or tender offer materials are provided to investors in connection with such acquisition.
If we are deemed to be an investment company... page 29
25.	Please tell us why you believe that placing the securities in money market funds that meet only “certain” of the provisions under Rule 2a-7 will exempt you from the requirements of the Investment Company Act.

Response: We respectfully advise the Staff that pursuant to Rule 2a-7(b) promulgated under the Investment Company Act, a registered investment company may hold itself out as a “money market” fund if it meets the conditions of paragraphs (c)(2), (c)(3), (c)(4), and (c)(5) of Rule 2a-7. These are the “certain” conditions to which the Company is referring, which are specified in the Investment Management Trust Agreement, a form of which is attached as Exhibit 10.3 to Amendment No. 1.
Our sponsors control a substantial interest in us..., page 39.
26.	Please quantify the substantial interest your sponsors will own of your common stock. For example we note from page 87 that they will own 10%. It appears that your sponsor’s control over the board of directors is more significant than their stock ownership. Please revise your risk factor accordingly.

Response: The Company has revised the risk factor, which has been moved to page 35, in response to the Staff’s comment.
We may redeem your unexpired warrants..., page 39
27.	Please include in this risk factor the impact of your ability to require cashless exercise of the warrants.

Response: The Company has revised the risk factor, which has been moved to page 36, in response to the Staff’s comment.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

Use of Proceeds, page 46
28.	Please clarify whether the payment described in footnote 5 is for services related to the business combination or otherwise and whether this amount could be a claim on the trust. Please tell us why this amount is not included in the contingent fees described in the table.

Response: We respectfully advise the Staff that the payment described in footnote 5 (which has been moved to footnote 4 in Amendment No. 1) is not for services related to the business combination. Rather, it is a deferred payment for legal services provided in connection with the offering. The payment, however, is contingent upon the completion of the Company’s initial business combination and thus would only be paid from the amounts in the trust account in the event the initial business combination is completed. The Company has revised its disclosure on page 43 to reflect this information by adding this amount to the contingent fee line item in the Use of Proceeds table.
Capitalization, page 53
29.	We note that certain amounts in the column labeled as “Actual” do not agree to your audited July 30, 2010 balance sheet presented on page F-3 because they reflect forfeitures of 187,500 common shares that will only be forfeited if the underwriter’s over-allotment option is not exercised in full. Please revise the “Actual” amounts in your capitalization table herein to agree with the equivalent amounts in your historical audited July 30, 2010 balance sheet.

Response: The Company respectfully notes the Staff’s comment. However, the Company believes that the format of the disclosure is appropriate because, as stated on page 1, the disclosure in the registration statement generally assumes no exercise of the over-allotment option, and this table is not stated to include audited information. This format also is consistent with the format that many other blank check companies have historically utilized.
30.	In this regard, please revise the footnote disclosure herein to better explain how each adjustment recorded was calculated and determined.

Response: The Company has revised the footnote disclosure in response to the Staff’s comment in order to better explain how each adjustment was calculated and determined.
Overview, page 60
31.	Please provide us with copies of the sources of all third-party data included in the prospectus. Please mark the materials so that they are keyed to the disclosure. Please tell us:

• how you confirmed the data reflects the most recent available information,

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

•	whether the data is publicly available,

•	whether you paid for the compilation of the data,

•	whether the data was prepared for use in the registration statement, and

•	whether the authors of the data consented to your use of it in the registration statement.
If you were affiliated with the preparation of the data, please ensure that your disclosure clearly indicates the nature of all such affiliations.

Response: The Company attaches Exhibit A (supplementally) to provide the Staff with copies of the sources of all third-party data included in the prospectus. These materials are keyed to the disclosure to identify and support each of the related statements. With respect to all of such data, we respectfully advise the Staff that (i) the data comes directly from U.S. government websites and is the most current data displayed on those websites and no more recent data is available, (ii) the data is freely and publicly available, (iii) no payments were made by the Company or anyone related to the offering for the compilation of the data, (iv) the data was not prepared for use in the registration statement, (v) no consents from authors were obtained because the data is publicly available data provided by the U.S. government and consent is not required, and (vi) the Company was not affiliated with the preparation of the data.
Tendering stock certificates in connection with a tender offer or redemption right, page 70
32.	Please clarify why you are requiring such a potentially “short” period for shareholders to seek redemption and why you are concerned with prohibiting shareholders from having an “option window” in the context of a tender offer.

Response: We respectfully advise the Staff that the Company is not “requiring” a limited period for stockholders to seek redemption of their shares. The Company is merely alerting stockholders that, by definition, the period for redemption pursuant to a proxy vote or a tender offer is limited by nature and thus the stockholders should keep this in mind in terms of making sure that they can deliver shares of stock to the transfer agent within the relevant time frame. With respect to the “option window,” the Company, like many prior blank check companies, believes that giving stockholders who elected to redeem their shares in connection with a business combination an option to cancel such redemption based upon the trading activity of the Company after such business combination is completed, is inherently unfair to those stockholders who elected not to redeem initially. Allowing a “double dip” creates a risk free environment for those who chose to redeem as favorable price movements can be realized by simply later choosing not to deliver shares for redemption. Conversely, those stockholders who chose not to redeem at the time the vote was taken do not have the ability to later choose to redeem if the post business combination trading price of the stock were to decline in value.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

Periodic Reporting and Audited Financial Statements, page 75
33.	Please tell us when you intend to register your units, common stock and warrants under the Exchange Act.

Response: We respectfully advise the Staff that prior to the date of effectiveness of the Registration Statement, the Company will file a Form 8-A with the SEC to voluntarily register its securities under Section 12 of the Securities Exchange Act of 1934, as amended. The Company has added disclose to this effect on page 5 of the Summary section and page 72 of the prospectus.
Advisory Board, page 82
34.	Please expand your disclosure in the penultimate sentence of the last paragraph of this section to explain how the payments resulted in charges.

Response: The Company has revised the disclosure on page 80 in response to the Staff’s comment.
Conflicts of Interest, page 84
35.	Please expand your disclosure of the pre-existing fiduciary duties that Mr. Landers and Schofield have to the entities you identify. For example, without limitation, please explain the nature, size and type of the business of the private equity funds or broker-dealers so that investors can understand the scope of the conflicts you present here.

Response: The Company has revised the disclosure on pages 82 and 83 in response to the Staff’s comment.
Principal Stockholders, page 87
36.	Please identify the individuals who have beneficial ownership over the shares held by the entities identified in the tables.

Response: The Company has revised the disclosure on page 85 in response to the Staff’s comment.
Certain Relationships and Related Party Transactions, page 89
37.	Exhibit 10.16 of your exhibit index identifies a “Form of Indemnity Agreement” which has not yet been filed. Please clarify whether you will be filing as exhibits each of the indemnification agreements for Mr. Shermyen, LLM Structured Equity Fund L.P., and LLM Investors, L.P.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

Response: We respectfully advise the Staff that Exhibit 10.16 has been deleted from the Registration Statement as it was erroneously included in the Company’s prior filing and did not relate to the Staff’s comment above. The form of indemnification agreements for each of Mr. Shermyen, LLM Structured Equity Fund L.P. and LLM Investors, L.P. are contained in paragraph 4 of the Form of Letter Agreement by and between the Company and each initial stockholder, filed as Exhibit No. 10.11 to Amendment No. 1.
38.	With a view towards disclosure please tell us why you have not sought indemnification agreements from Mr. Landers and LLM Capital Partners LLC.

Response: We respectfully advise the Staff that, consistent with how other blank check companies have been and are structured, only entities or individuals that are making significant equity and other contributions into the Company and are therefore the “principal” sponsors of the Company are responsible for indemnifying the trust. In this offering, the principal sponsors consist of LLM Structured Equity Fund L.P., LLM Investors L.P. and John Shermyen. Therefore, these are the entities and individuals indemnifying the trust.
Index to Financial Statements, page F-1
Report of Registered Public Accounting Firm, page F-2
39.	The audit report included in the Form S-1 filed in EDGAR is not signed by your Independent Registered Public Accounting Firm as required by Rule 2-02 (a) of Regulation S-X. Please amend the filing to provide an audit report which is signed by your independent auditor. Refer to Item 302 of Regulation S-T which provides guidance on including signatures in electronic filings.

Response: In response to the Staff’s comment, the Company has included a signed audit report as part of Amendment No. 1.
40.	In this regard, consideration should be given on an ongoing basis to the updating requirements of Rule 8-08 of Regulation S-X. An updated accountant’s consent should also be included with any amendment to the filing.

Response: In response to the Staff’s comment, the Company has included an updated accountant’s consent as part of Amendment No. 1 and will provide further updated accountant consents with any subsequent amendments filed by the Company.
Table of Contents
41.	You may not disclaim responsibility for your disclosure. Please revise the paragraph that appears after the table of contents accordingly.

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

Response: The Company has removed the paragraph that appears after the table of contents in response to the Staff’s comment.
Exhibits
42.	Please file all exhibits with your next amendment so we may review them.

Response: The Company has included all exhibits identified in the Exhibit Index in Amendment No. 1 with the exception of Exhibit 1.1, Form of Underwriting Agreement, which will be provided in a subsequent submission or filing.

Exhibit 5.1
43.	We note the assumption in the fourth paragraph regarding the issuance of these shares not exceeding authorized shares appears to be inappropriate because it assumes away a key fact underlying the opinion regarding legal issuance. Please file a revised opinion.

Response: We have filed a revised opinion in response to the Staff’s comment. The revised opinion eliminates the paragraph to which the Staff objects. In addition, since the Company is not at this time registering the shares of common stock underlying the warrants, we have eliminated our opinion as to the issuance of the shares underlying the warrants.
* * *

Mr. Tom Jones
Securities and Exchange Commission
October 5, 2010

     We appreciate in advance your time and attention to this amendment, as well as to our comments. Should you have any additional questions or concerns, please call me at 212-813-8966.
Sincerely,
/s/ Michael D. Maline
Michael D. Maline

cc:	Mr. Russell Mancuso, SEC, Division of Corporation Finance
Mr. Patrick Landers, L&L Acquisition Corp.
Mr. John L. Shermyen, L&L Acquisition Corp.
Ms. Laura Hodges Taylor, Goodwin Procter LLP
Mr. Joel L. Rubinstein, McDermott Will & Emery LLP